UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 21, 2013

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated June 21, 2013 announcing the approval of all resolutions by STMicroelectronics’ shareholders at the 2013 Annual General Meeting.

C2725C

STMicroelectronics Shareholders Adopt All Resolutions
at the 2013 Annual General Meeting

Amsterdam, June 21, 2013 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, announces that all the proposed resolutions were adopted at the Company’s Annual General Meeting of Shareholders (AGM), which was held in Amsterdam on June 21, 2013.

The main resolutions, proposed by the Supervisory Board, were:

•	The adoption of the Company’s 2012 Statutory Annual Accounts prepared in accordance with International Financial Reporting Standards (IFRS);

•
The distribution, in line with the Dividend Policy of the Company, of a semi-annual cash dividend per common share of US$0.10 in the second quarter of 2013 and US$0.10 in the third quarter of 2013, to be paid in June and September of 2013, respectively, to shareholders of record in the month of each quarterly payment. The first payment date will be on June 27, 2013 for Euronext Paris and Borsa Italiana and on July 2, 2013 for the New York Stock Exchange. (For additional details on the dividend payment and ex-dividend dates, please refer to the table below);

•	The appointment of Ms. Janet Davidson as a new member of the Supervisory Board for a three-year term, expiring at the 2016 AGM, as a replacement for Mr. Raymond Bingham, whose mandate has expired;

•	The reappointment of Mr. Alessandro Ovi as member of the Supervisory Board for a three-year term, expiring at the 2016 AGM;

•	The amendment of the compensation scheme of the Supervisory Board;

•	The approval of a new four-year Unvested Stock Award Plan for Management and Key Employees.

The complete agenda and all relevant detailed information concerning the 2013 AGM, as well as all related materials, are available on the Company’s web site (www.st.com) and have been made available to shareholders in compliance with legal requirements.

The draft minutes of the AGM will be posted on the Annual General Meeting page of the Company website at www.st.com as of July 2013.

Additionally, STMicroelectronics’ 2012 accounts, reported in accordance with U.S. GAAP, were filed with the Securities and Exchange Commission on Form 20-F on March 4, 2013.

The table below summarizes the full schedule for the quarterly dividends:

Quarter	Ex-dividend Date (globally)	Global Record Date	Payment Date in Europe	NYSE Payment Date: on or after	Transfer between New York and Dutch registered shares restricted:
					From End of Business in Europe on:	Until Open of Business in NY on:
Q2 2013	24-Jun-13	26-Jun-13	27-Jun-13	02-Jul-13	24-Jun-13	27-Jun-13
Q3 2013	16-Sep-13	18-Sep-13	19-Sep-13	24-Sep-13	16-Sep-13	19-Sep-13
Q4 2013(*)	09-Dec-13	11-Dec-13	12-Dec-13	17-Dec-13	09-Dec-13	12-Dec-13
Q1 2014(*)	24-Mar-14	26-Mar-14	27-Mar-14	01-Apr-14	24-Mar-14	27-Mar-14

(*)The fourth quarter 2013 and first quarter 2014 dividends will be decided at a shareholders’ meeting to be held during the fourth quarter of 2013.

About STMicroelectronics

ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2012, the Company’s net revenues were $8.49 billion. Further information on ST can be found at www.st.com

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
STMicroelectronics
Tel: +33 1 58 07 77 85
nelly.dimey@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: June 21, 2013	By:	/s/ Mario Arlati

	Name:	Mario Arlati
	Title:	Executive Vice President and Chief Financial Officer